August 30, 2013

VIA EDGAR

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:                          U.S. Global Investors Funds/December 31, 2012 Form N-CSR

File Numbers 02-35439 and 811-1800

Dear Ms. Churko:

This letter responds to comments you provided to Kathleen Somerville by telephone on July 31, 2013.

1.              Comment: You noted that several funds had portfolio turnover in excess of 100% and requested that we disclose this in the prospectus as a principal investment strategy. In addition, you requested that we disclose the risks of high portfolio turnover and explain the tax consequences to shareholders as well as the effect on fund performance.

Response: We disclose the portfolio turnover of each fund in accordance with the requirements of Item 3 of Form N-1A. As required by Item 3, we already disclose the risks, tax consequences, and effect on performance of high portfolio turnover:

“The fund pays transaction costs, such as commissions, when it buys and sells securities (or ‘turns over’ its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes where fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the example, affect the fund’s performance.”

Moreover, there is no requirement in Form N-1A that portfolio turnover in excess of 100% be disclosed as a principal investment strategy. And from a practical standpoint, “high portfolio turnover” is not an investment strategy, but rather an outcome of implementing the investment strategies already identified in the prospectus. We believe that our current disclosure about portfolio turnover complies with the requirements of Form N-1A.

2.              Comment:  With respect to our Form N-CSR, you requested that we identify the illiquid securities in each fund’s portfolio.

Response: The requested change has been made. Illiquid securities have been identified separately in each fund’s portfolio commencing with the Form N-CSR for the period ended June 30, 2013.

3.              Comment: With respect to our Form N-CSR, you asked us to identify income from affiliates separately in the Statement of Operations.

Response: Because there was no income from affiliates during 2012, a separate line item was not required to be shown in the Statement of Operations included in the Form N-CSR for the period ended December 31, 2012. The disclosure about affiliated companies in the Notes to Portfolios of Investments in the Form N-CSR for the period ended December 31, 2012, states that there was no income from affiliates for the year. In periods where there is income from affiliates, we will disclose this on a separate line in the Statement of Operations.

4.              Comment: With respect to the funds’ prospectus, you noted that the prospectus expense example shows two tables, one if shares are redeemed and one if shares are not redeemed, and observed that the costs are shown as being higher if shares are redeemed. We discussed that this is due to a $10 account closing fee and you requested that we include the $10 account closing fee in the fee table of the funds’ prospectus.

Response: The account closing fee is not required to be disclosed in the fee table. Item 3 of Form N-1A, which is the item relating to the fee table, specifically states that “[t]his table describes the fees and expenses that you may pay if you buy and hold shares of the Fund” (emphasis added). Moreover, Item 3 identifies the specific shareholder fees that must be disclosed. An account closing fee is not one of the identified fees. In addition, the instructions to Item 3 mention that fees that apply only to certain shareholders based on their particular circumstances need not be disclosed. The account closing fee applies only to shareholders who close their accounts. In any event, the expense example specifically captures the $10 account closing fee in the table disclosing the amount of expenses that a shareholder would pay after redeeming all of his or her shares. We believe that our current disclosure complies with the requirements of Form N-1A.

5.              Comment: You noted that the prospectus for the Emerging Europe Fund states that the fund will invest at least 25% of its total assets in securities of companies involved in oil, gas or banking. You observed that at December 31, 2012, the fund appeared to have less than 25% of its total assets in banking or oil & gas.

Response: This prospectus language means that the fund will invest at least 25% of its assets in companies that are involved in oil, gas or banking, with the emphasis on “or,” meaning that the fund’s investments in oil plus the fund’s investments in gas plus the fund’s investments in banking will total at least 25%. The crafting and meaning of this language was specifically discussed with our former SEC reviewer, Linda Stirling, back in 2008. At December 31, 2012, the fund had more than 25% of its total assets in securities of companies involved in oil, gas or banking, with 16.88% in Commercial Banks — Non-U.S., 8.09% in Oil Companies — Exploration & Production, 14.97% in Oil Companies — Integrated, and 2.17% in Oil Refining & Marketing, for a total of 42.11% invested in oil, gas, or banking.

*             *             *

In connection with your recent review of our Form N-CSR for the period ended December 31, 2012, the undersigned hereby acknowledges on behalf of the U.S. Global Investors Funds (the “Trust”) that:

•                  the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Trust’s filings with the Securities and Exchange Commission (the “SEC”);

•                  comments of the staff of the Securities and Exchange Commission (the “Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings made; and

•                  the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

I trust that the foregoing is responsive to your comments. Please call me at 210-308-1231 if you have any questions.

Best regards,

/s/ James L. Love

James L. Love
Chief Compliance Officer/Deputy General Counsel
U.S. Global Investors Funds